28 February 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 28 February 2006 it purchased 400,000 Reed Elsevier PLC ordinary shares at a price of 516.6006 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 2,200,000 Reed Elsevier PLC ordinary shares in treasury, and has 1,275,301,063 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 28 February 2006, it purchased 230,000 Reed Elsevier NV ordinary shares at a price of €11.3616 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 1,380,000 Reed Elsevier NV ordinary shares in treasury, and has 740,791,176 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).